FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Receives Phase II Expansion Permit for Island Gold
Toronto, Ontario (May 28, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported it has been granted amendments to its existing operational permits from the Ministry of the Environment, Conservation and Parks, Ontario, allowing for the Phase II expansion of the Island Gold Mine to 1,200 tonnes per day (“tpd”).
These amendments were received ahead of schedule and will allow underground mining and mill throughput rates to increase from the previously permitted rate of 1,100 tpd. Underground mining rates are expected to increase to 1,200 tpd in 2020. The Company will look for opportunities to ramp up mining rates to 1,200 tpd before the end of 2019; however, 2019 guidance for production and costs is unchanged. With a mine and mill that can both support throughput rates of 1,200 tpd, no additional capital will be required for the Phase II expansion.
In parallel, the Company is continuing with a large ongoing exploration program at Island Gold which has been successful in driving significant growth in Mineral Reserves and Resources the last several years. This growth and ongoing exploration success is being incorporated into a Phase III expansion study beyond 1,200 tpd. The study is expected to be completed over the next year.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101.
Upcoming Catalysts and News Flow

•	Q2 2019 - Young-Davidson and Island Gold Site Tours

•	Mid-2019 - Lynn Lake Optimization Study

•	H2 2019 - La Yaqui Grande EIA Approval

•	H2 2019 - Cerro Pelon Construction Update

•	H2 2019 - Kirazlı Construction Update
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release contains statements which are, or may deemed to be, forward-looking information within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statement(s)”). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" or variations of such words and phrases and similar expressions or statements that certain actions, events or results ”may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements in this news release include the statements with respect to underground mining and mill throughput rates, planned exploration programs, costs and expenditures, changes in Mineral Resources and Mineral Reserves, planned study results and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Alamos cautions readers not to place undue reliance on the forward-looking statements which are not guarantees of future events as a number of factors could cause results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the forward-looking statements. These factors include, but are not limited to: the speculative nature of mineral exploration and development, the risks of obtaining and maintaining necessary licenses, permits and authorizations for the Company’s planned exploration work as well as development stage and operating assets, the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined,; changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the U.S. dollar and Canadian dollar); the impact of inflation; any decision to declare a dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting the Company’s Canadian operations; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; availability of and increased costs associated with mining inputs and labour; contests over title to properties; changes in national and local government legislation (including tax legislation), controls or regulations; risk of loss due to sabotage and civil disturbances and the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows.
Additional risk factors affecting the Company are set out in the Company’s latest Form 40-F/ Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov., and should be reviewed in conjunction with this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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